UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 19, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS 2019 OPERATIONAL RESULTS

Moscow, Russia – 19 March 2020 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 2019 operational results.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on operational results.

“For us, 2019 became a year of major equipment reconstruction projects in our steel segment and restoring the equipment pool in our mining division. We have seen results of this effort at Southern Kuzbass Coal Company as early as the end of last year — starting in October, the company reached a monthly output level of 1 million tonnes and demonstrated a confident growth of all key results, with mining volumes up by 25%. Korshunov Mining Plant improved its annual output by 30%. In the steel segment, we completed a large-scale reconstruction of one of our three blast furnaces and one of three converters. This will increase these facilities’ output by 15% and thus our overall steel output in 2020. Reconstruction of one of Bratsk Ferroalloys Plant’s ferroalloy furnaces is also nearly complete.

“In 2019 we have invested a lot of effort in maintaining coal mining at the previous levels as our stripping volumes increased dramatically. We did this both by launching new mining equipment and by bringing in third-party contractors. It is important to note that at Southern Kuzbass Coal Company we managed to implement the strategy of increasing mining of valuable coking coal grades as new longwalls at V.I. Lenina Underground and Sibirginskaya Underground mines were launched.

“As for the coal market situation, this accounting period was very volatile as prices for premium hard coking coal were very good in the first half a year, staying near the level of $200 per tonne, but starting mid-year, the prices began to decline and reached less than $130. In August-October we have traditionally signed a series of major contracts, with customers both old and new, and ensured ourselves guaranteed sales for the year ahead. Demand for coal from our customers in Asia Pacific remains strong as we have foreseen. China and South Korea were among that market’s key players who increased import of both coking and thermal coal. As for Mechel’s sales, in 2019 we have decreased sales to China by a quarter, redistributing them in favor of Japan’s market which is more profitable for us. In 2020, the coal market is still volatile, and considering the coronavirus situation, may remain so for several months yet.

“Coking coal concentrate sales in 2019 remained largely at the previous year’s level. 29% of our overall coking coal concentrate sales went to Japan, 27% to China and 24% to our Russian customers.

“PCI sales went up by 15% primarily due to increased export to South Korea.

“Thermal coal sales remained roughly at 2018 levels. We redistributed sales in favor of more profitable Asian markets, increasing exports to this region by half, with sales to our Vietnamese customers nearly quadrupling.

“The output increase at Korshunov Mining Plant, achieved thanks to our technical upgrade program, had a positive impact on iron ore concentrate sales — sales to third-party clients went up by 38% year-on-year.

“Coke sales to third parties went up by 36% as stockpiles freed due to repairs at Chelyabinsk Metallurgical Plant’s blast furnace #4 were sold to export, including Turkey and India.

“Due to a large-scale upgrade of Chelyabinsk Metallurgical Plant’s blast-furnace and oxygen-converter workshops, pig iron and steel output in this accounting period went down by 8% and 7% accordingly. With this in mind, we have optimized our operations so as to partially compensate for the output decrease by improving its profitability. Long rolls sales went down by 8%, but sales of shapes and sections produced by the plant’s universal rolling mill went up by 2%, and rails by 15%. Rail sales, both domestic and international, nearly doubled — not counting shipments made to Russian Railways.

“Flat rolls sales went down by 7%. At the same time, we have upped sales of stainless flats 2.5 times, with a significant raise of the average price. In this product segment, we are consistently increasing our share of the Russian market as per our strategy.

“The 10-percent decrease in sales of Bratsk Ferroalloys Plant’s products was due to the ore-thermal furnace #3 being halted for an upgrade. Its relaunch is scheduled for late March. Bratsk Ferroalloys Plant’s upgrade was synchronized with similar works undertaken at Chelyabinsk Metallurgical Plant, as the latter needed less ferroalloy products during major repairs of its own steelmaking facilities. Third-party sales remained at the same level as high-quality ferrosilicon was redirected from the domestic market to Asia.

“Hardware sales went down by 9%, this time due to decreased output of various types of wire at Beloretsk Metallurgical Plant and Mechel Nemunas as this segment faced an unfavorable market situation, as well as introduction of import quotas and fees for shipments to the European Union and Ukraine.

“Sales of forgings went down by 9% year-on-year as demand hit a major seasonal slump in late 2019. Stampings sales went down by 25% as sales of the most mass product, rough-forged axles for railway transport, declined. In this segment, we staked on the increase in sales of high-priced products — stampings made of alloyed, stainless and heat-resistant steels. Aviation companies are key consumers of this type of product.

“Our power division’s facilities in 2019 produced more electricity by 4% in accordance with operational plans regarding the load on Southern Kuzbass Power Plant. The decrease in heat output by 6% was due to prevalent warmer temperatures.”

Production and sales for 2019

Production:

Product Name	2019, thousand tonnes	2018, thousand tonnes	%	4Q2019, thousand tonnes	3Q2019, thousand tonnes	%
Run-of-Mine Coal	18,845	18,813	0	5,420	5,290	+2

Pig Iron	3,326	3,690	-8	796	794	0

Steel	3,610	3,881	-7	860	888	-3
Electric power generation (thousand kWh)	3,395,305	3,250,599	+4	899,197	740,415	+21
Heat power generation (Gcal)	5,392,804	5,741,320	-6	1,719,460	677,343	+154

Elga coal complex:

Product Name	2019, thousand tonnes	2018, thousand tonnes	%	4Q2019, thousand tonnes	3Q2019, thousand tonnes	%
Run-of-mine coal	4,318	4,923	-12	1,088	1,193	-9

Sales:

Product Name	2019, thousand tonnes	2018, thousand tonnes	%	4Q2019, thousand tonnes	3Q2019, thousand tonnes	%
Coking coal concentrate	7,163	7,149	0,2	1,830	1,720	+6

Including coking coal concentrate supplied to third parties	4,303	4,258	+1	994	1,068	-7

PCI	1,417	1,237	+15	482	390	+24

Including PCI supplied to third parties	1,417	1,237	+15	482	390	+24

Anthracites	736	1,169	-37	235	206	+14

Including anthracites supplied to third parties	548	968	-43	177	137	+29

Thermal coal	5,181	5,290	-2	1,174	1,364	-14

Including thermal coal supplied to third parties	4,491	4,538	-1	950	1,203	-21

Iron ore concentrate	2,558	1,972	+30	636	722	-12
Including iron ore concentrate supplied to third parties	193	140	+38	12	14	-15
Coke	2,528	2,440	+4	615	649	-5

Including coke supplied to third parties	945	697	+36	248	281	-12

Ferrosilicon	67	74	-10	15	16	0

Long rolls	2,509	2,731	-8	618	630	-2

Flat rolls	449	481	-7	112	108	+3

Hardware	564	622	-9	126	148	-15

Forgings	40	44	-9	8	11	-23

Stampings	107	143	-25	23	25	-6

Universal rolling mill:

	2019, thousand tonnes	2018, thousand tonnes	%	4Q2019, thousand tonnes	3Q2019, thousand tonnes	%
Sales of rails	280	244	+15	87	103	-16
Sales of sections	287	282	+2	74	72	+3

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: March 19, 2020